Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129271) of ABB Ltd pertaining to the ABB Employee Share Acquisition Plan - U.S. Share Acquisition Sub-Plan of our reports dated March 9, 2007, except for Note 26, as to which the date is April 17, 2007, with respect to the consolidated financial statements and schedule of ABB Ltd, management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ABB Ltd included in its Annual Report (Form 20-F) for the year ended December 31, 2006.

/s/ Ernst & Young AG

Zurich, Switzerland
April 17, 2007